UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On May 12, 2026, Megan Holdings Limited (the “Company”) received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), have failed to maintain this minimum bid price for the last 30 consecutive business days, from March 30, 2026 to May 11, 2026.

The notification does not immediately impact the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq. Under Nasdaq rules, the Company has been granted a compliance period of 180 calendar days, until November 9, 2026, to regain compliance. If, at any time during this period, the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by November 9, 2026, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of its Class A Ordinary Shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

On May 14, 2026 (May 13, 2026, U.S. Eastern time), the Company issued a press release entitled “Megan Holdings Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal executive officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Megan Holdings Limited on May 14, 2026 (May 13, 2026, U.S. Eastern time)

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